Exhibit 99.12

NICE Customer Excellence Winners Recognized for Creating Perfect
Experiences and Driving Business Impact

Industry-leading companies will be honored at Interactions 2015, where they will also share their success stories

The keynote lineup at NICE’s customer conference will include speakers from Verizon and U.S.
Bancorp Fund Services

Paramus, New Jersey, April 29, 2015 – NICE Systems (NASDAQ: NICE) today announced the winners of the 2015 NICE Customer Excellence Awards, recognizing organizations that demonstrated outstanding innovation and business performance using the company’s Customer Engagement Analytics solutions. The winners will be honored at Interactions 2015, NICE’s annual customer conference, taking place in San Antonio, Texas on June 1-4.

The 15 award recipients, representing a broad cross-section of service industries, were selected for their achievements in the categories of business impact, implementation, customer experience, and portfolio innovation. Among some of the noteworthy achievements this year:

•
eBay Enterprise improved its sales closing rates by 32 percent, alongside a 14 percent improvement in customer satisfaction using NICE Interaction Analytics and Interaction Management, as well as NICE Quality Management.

•	American Airlines completed its implementation of a uniform NICE Performance Management solution across two merged airline company infrastructures in less than six months.
•	Grange Insurance increased customer service levels by more than 20 percent using NICE Workforce Management, while boosting agent evaluation scores with 33 percent more coaching hours.

Winners of the 2015 NICE Customer Excellence Awards:

Business Impact AAA Oregon/Idaho eBay Enterprise Money Management International (MMI) RDI Corporation	Portfolio Innovation American Airlines Pepco Holdings, Inc. Waste Management
Implementation Grupo Contax Globe Telecom Grange Insurance SunTrust Banks	Customer Experience DHL Express Russia Porto Seguro U.S. Bancorp Fund Services Western Union

Tom Dziersk, President of NICE Americas
“Representing financial services, the airline industry, postal services, telecommunications, and more, this year’s winners have shown us how to create perfect customer experiences while also improving the bottom line, each in their own field. We are very thankful to the Customer Excellence Award winners for agreeing to share their insights with the rest of our customers and partners at Interactions 2015.”

Interactions 2015 will feature 13 different tracks and more than 100 breakout sessions, over half of them led by industry experts and NICE customers, including many of the Customer Excellence Award winners. The keynote lineup includes presenters from Verizon and U.S. Bancorp Fund Services, who will share their company’s approach to customer engagement and creating the perfect experience.

For more information and to register for Interactions 2015, please visit www.nice.com/interactions.

About Interactions 2015
Held in cooperation with the NICE User Group (NUG), this year’s event is expected to draw over 2,000 attendees, including major industry leaders from all service sectors. The three focal points of the conference are: delivering outstanding customer experience, improving business results, and ensuring compliance. Participants can build their own tailored agendas, including selecting from a handful of executive forums, education sessions, and the one-day post-conference workshops. They can view solution demos at the Showcase, join the guided tours, and enjoy a variety of networking opportunities.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Dziersk, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.